Exhibit 23(2)


                              ACCOUNTANT'S CONSENT


         We have issued our report dated January 19, 1996 (except for note K, as to which the date is September 30, 1996), accompanying the consolidated financial statements of Madison First Federal Savings and Loan Association contained in Amendment No. Two to Forms S-1, AC and OC of River Valley Bancorp to be filed with the Securities and Exchange Commission and the Office of Thrift Supervision on or about November 8, 1996. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "experts."


Grant Thornton LLP
Cincinnati, Ohio
November 7, 1996